August 4, 2005

BY EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

RE:	ClearComm, L.P.
Form 10-K/A for the fiscal year ended December 31, 2004
Form 10-Q for the period ended March 31, 2005
File No. 0-28362

Dear Mr. Spirgel:

On behalf of our client, ClearComm, L.P. (the “Partnership”), we are responding to the comments of the staff of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated July 12, 2005 to Mr. Javier O. Lamoso, President of the Partnership’s general partner, with respect to (i) the Partnership’s Form 10-K/A for the fiscal year ended December 31, 2004, (ii) Form 10-Q for the period ended March 31, 2005, (iii) the supplemental response letters dated June 1, 2005, (iv) and the supplemental letter dated July 27, 2005.  The original Form 10-K was filed with the Commission on March 29, 2005, the Form 10-K/A was filed on June 1, 2005 and the Form 10-K/A (Amendment No. 2) was filed on July 27, 2005.

As agreed during our telephone conversation yesterday with Ivette Leon Assistant to Chief Accountant, we are enclosing supplemental comments in connection with Item 2 of your July 12, 2005 letter regarding the Partnership’s inventory accounting policies. We have provided below the text of the comment made in Item 2 of your letter, and the Partnership’s supplemental response to that comment.  The heading and numbered paragraph below correspond to the heading and numbered paragraph in your letter.

Notes to consolidated financial statements

Note 3 – Significant accounting policies

(h) Inventories, page 30

Please refer to your response to comment No. 6.  We believe that the change in accounting method for the loss on the sale of handsets to customers is not appropriate.  The fact that you sell the handsets in connection with a service contract at a loss does not mean that the handsets cannot be sold over the cost of the unit.  It appears that the handset subsidy is a marketing strategy to obtain new customers.  Therefore, we believe that you should continue with your accounting policy before January 1, 2003 and recognize the loss on the sale of the handsets at the time of the sale.  Please revise or advise.

Partnership’s Response:  The Partnership changed its accounting policy in 2003  regarding valuation of telephone handsets in inventory in recognition of the realities of the prevailing industry practices.  These practices dictate that the only way to conduct a competitive business in a six-carrier market is for the Partnership, like all of its competitors, to offer its handsets at a price significantly less than the landed purchase price of the handset.  In 2002, on the sale of a handset, the Partnership realized an average of 45.3% of its cost of each handset; during the first six months of 2005, the realization is approximately 23% of cost. There is no market for the sale of the Partnership’s purchased handsets over the cost of the unit.  In fact, during 2004, only 8.9% of total handsets were sold at cost, and these

PMB 159

ClearComm, L.P.

PO Box 11850

San Juan, PR 00922-1850

Tel. 787-810-5757, ext. 3020

Fax 787-774-5058

www.clearcommlp.com

sales were exclusively made to existing subscribers who in most cases wanted to upgrade their handset or were replacing a lost or damaged handset.

In fact, at the time the change in accounting policy was implemented in 2003, the Partnership and its auditors researched other registrants to determine if such inventory convention was being followed. We found that other wireless companies (including Centennial Communications Corp, the largest wireless company in Puerto Rico) were using a similar approach in their SEC filings. Centennial, for example, refers to this accounting treatment as “Reserve for Obsolescence”.

In order to state the Partnership’s inventory of handsets at the lower of cost or market, where market is defined as net realizable value, it seems that the Partnership must reduce its inventory to its estimated sales price to new subscribers taking into consideration current as well as existing pricing practices which has a similar effect to recording an inventory reserve for obsolescence.  Accordingly, since December 31, 2003, the Partnership has relied on this methodology in pricing its inventory, and we continue to believe that this methodology is consistent with the correct accounting principle applicable to the pricing of handsets in the Partnership’s inventory.

We again desire to emphasize that our approach follows ARB 43, which reads as follows:

ARB 43 – Inventory Pricing – [W] hen the utility of the goods in the ordinary course of business is no       longer as great as their cost, a departure from the cost principle of measuring the inventory is required. Whether the cause is obsolescence, physical deterioration, changes in price level, or any other, the difference should be recognized by a charge to income in the current period. This is accomplished by stating the goods at a lower level designated as market (emphasis added).

Before the implementation in 2003 of the revised convention for inventory pricing the Partnership’s management realized that because its handsets could not be sold over cost the inherent loss in the inventory of handsets would result in an overstatement of the Partnership’s assets.  In response, the Partnership (i) changed its convention for inventory pricing to record inventory losses in the current period as required under ARB 43 and (ii) began the process of reducing its handset inventory as illustrated in the following table:

	Number	Total	Average
	of handsets	Cost of	Unit
As of December 31,	in inventory	handsets	Cost

2002	72,811	$10,036,851	$138
2003	64,928	$8,386,968	$129
2004	32,749	$4,341,975	$133

As of June 30, 2005	21,850	$3,200,000	$146

In addition, this revised convention has created an incentive for the Partnership to improved control over amounts invested in the inventory of handsets.  As to the effect of this revised convention on net income (loss) and partners’ (deficiency), the following statistics are illustrative of the immateriality of the change:

	($ millions)
	2003	2004

Reported Net (loss)	(28.7)	(27.8)

Loss before change in method of inventory pricing	(24.0)	(29.4)

Inventory reserve provision (reversal)	4.7	(1.6)

Percentage of reported loss	16.38%	5.76%

Partner’s (deficiency) as reported	(111.30)	(139.10)

Partner’s (deficiency) Without pricing change	(106.60)	(136.00)

Percentage of reported Partner’ (deficiency)	95.78%	97.77%

Finally, we respectfully request and opportunity to discuss the foregoing with you and your staff by teleconference or in person at your earliest possible convenience.

Sincerely,

/s/Edileen Salicrup

Edileen Salicrup

cc:	Javier O. Lamoso
Aaron Ghais